Filed by Bank of Montreal

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Ozaukee Bank

Commission File No.: 001-13354

For Internal Use Only Not for Outside Distribution

Integration Q&A for Ozaukee Bank

Updated August 15, 2007

Compensation

Q: How are the Harris pay periods structured?

A: Paydays are the 15th of the month and the next to last business day of the month. If the regularly scheduled payday falls on a Friday, Saturday, Sunday, or bank holiday, the preceding workday becomes the payday.

All full-time, both exempt and non-exempt, employees and part-time exempt employees are “paid current” i.e. paid through the actual paydate. Overtime for non-exempt employees is paid one pay period in arrears. Part-time non-exempt employees are paid on an hourly basis for all hours worked and are paid one period in arrears.

Q: I read that Harris offers pay premiums for 2nd and 3rd shifts and Sundays. Is that for operations/processing or will the banks be open longer hours?

A: Bank hours are determined by the local leadership team. Generally, positions that typically require coverage during a 2nd or 3rd shift tend to be in operations. Harris HR will be working with Ozaukee Bank HR leaders to map employees to the appropriate shift status as we proceed with our transition.

Locations/Property

Q: What is happening with our plans for new buildings/locations?

A: The Harris Corporate Real Estate team is in the process of reviewing all properties. More information regarding new properties and any updates to current locations will be determined and communicated after the acquisition has closed.

Q: What will happen to our tenants?

A: Tenants will be contacted by Harris Corporate Real Estate prior to the closing notifying them of the change in ownership.

Q: What is Harris’ loan production office in Brookfield?

A: Our Business Banking team has ambitious plans to grow our business. We have a highly skilled, customer-focused team, and we enjoy a competitive advantage in the way we provide a relationship-based, advisory-driven approach to our customers’ business banking needs.

Wisconsin is a market we have served since the early days of our company’s history, and while we have many customers in Wisconsin, this office is our first that is focused on business loan origination in the area.

Operating Model

Q: How loyal is Harris Bank to local vendors?

A: Vendor selection is handled on a case by case basis. When possible, centralized vendors are utilized to maximize volume discounts. However, there are situations when a local vendor is preferable.

Organizational Structure

Q: Do the “orientation” sessions coming up in the next few months involve interviews so Harris can ascertain what we each do in the bank?

A: No. The purpose of the orientation sessions is to further familiarize you with Harris’ benefits options. Harris HR, along with other members of the Harris leadership team will be working closely with their Ozaukee Bank counterparts to gain an understanding of the roles, responsibilities and backgrounds of their team.

Q: As you work through aligning the employees to the Harris Bank philosophy, will you provide each employee with a letter stating what their new title might be and will the letter summarize my benefits?

A: Initial titles will be shared with you near the closing. Generally jobs are very similar at banks. If adjustments are found to be necessary, impacted employees will be notified directly. Benefits information will be shared during orientation.

Q: I understand that my pay will remain the same, but what if I don’t feel comfortable with the new role you are transitioning me to? Will severance be an option for me if I turn down this job?

A: Jobs are mapped to roles with responsibilities that are comparable to what each employee does today.

If and when job transition is necessary, impacted employees will be provided with at least nine weeks notification and detailed information. Any employee who resigns voluntarily will not be eligible to receive severance and outplacement assistance.

Dress Code/Harris Apparel

Q: When will we get Harris pins and t-shirts?

A: Approximately two weeks prior to conversion each employee will receive one Harris shirt and a Harris pin. Local leadership will select the style of shirt to be provided.

Q: What is the Harris dress code?

A: Harris does not have an official dress code. Appropriate dress guidelines are established by local leadership.

Q: Ozaukee Bank (OB) has offered OB logo wear to the employees, sometimes at reduced rates. We also have what you may deem to be coupons, known as appreciation rewards. The value of each coupon is between 1 and 5 dollars. The employees want to know if there is such a thing as Harris logo wear? If so, can they use their accumulated coupons to purchase the new items?

A: Employees can purchase extra items to wear that have the Harris logo on them. The use of the coupons to purchase Harris clothing is being investigated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THESE MATERIALS DO NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. BANK OF MONTREAL WILL BE FILING A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE BUSINESS COMBINATION TRANSACTION

REFERENCED HEREIN WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING SUCH TRANSACTION, WHEN IT IS FILED BY BANK OF MONTREAL AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BANK OF MONTREAL WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM BANK OF MONTREAL AND OZAUKEE BANK BY DIRECTING YOUR REQUEST TO BANK OF MONTREAL AT CORPORATE SECRETARY’S DEPARTMENT, 21st FLOOR, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO, M5X1A1 OR TERRI HAAS, VICE PRESIDENT, OZAUKEE BANK, (262) 375-5203.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

These materials include forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of both Bank of Montreal and Ozaukee Bank.

However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal and Ozaukee Bank caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These risks, uncertainties and other factors include the satisfaction of merger closing conditions; regulatory approval and Ozaukee Bank shareholder approval of the merger; the actual closing of the merger; the actual effects of the merger on the combined companies and their customers; the combined companies’ ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal’s filings with the Securities and Exchange Commission.